Exhibit 99.1

Stantec Announces Amended Credit Facility

EDMONTON, AB; NEW YORK, NY (June 28, 2018) TSX, NYSE:STN

Global design firm Stantec (TSX and NYSE: STN) announced today that it has entered into an amended and restated credit agreement with its syndicate of lenders (the “Amended and Restated Credit Agreement” or the “Agreement”). The Amended and Restated Credit Agreement removes the provisions regarding the granting of collateral by Stantec and its subsidiaries, making all facilities unsecured.

The Amended and Restated Credit Agreement also extends Stantec’s Revolving Credit maturity date to June 27, 2023, its C$150 million Term Credit (Tranche B) maturity date to June 27, 2022, and its C$160 million Term Credit (Tranche C) maturity date to (June 27, 2023). The Agreement additionally lessens cash management constraints and provides expanded operational flexibility. The revolver component remains at C$800 million and the accordion feature has increased to C$400 million.

“We are pleased to have successfully amended our credit agreement, and we appreciate the support of our lending partners,” said Dan Lefaivre, Stantec executive vice president and chief financial officer. “We believe this amendment provides Stantec with further financial flexibility to operate our business and drive future revenue growth in support of our long-term strategic objectives.”

Canadian Imperial Bank of Commerce acted as Administrative Agent, Sole Lead Arranger and Sole Bookrunner for the Amended and Restated Credit Agreement. Canadian Imperial Bank of Commerce, HSBC Bank Canada and Bank of America, N.A., Canada Branch acted as Issuing Banks. The lending syndicate is comprised of Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank, Bank of Montreal, National Bank of Canada, HSBC Bank Canada, Bank of America, N.A., Canada Branch, Raymond James Finance Company of Canada Ltd., Federation Des Caisses Desjardins Du Québec, Alberta Treasury Branches and Wells Fargo Bank N.A., Canadian Branch.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing Stantec’s shareholders and potential investors with information regarding the company, including management’s expectations with respect to the Amended and Restated Credit Agreement. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee. Stantec does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contact

Cora Klein

Stantec Investor Relations

Ph: 780-969-2018

cora.klein@stantec.com

Design with community in mind